March 31, 2016

Via Edgar Transmission

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

> **Re: Ashford Hospitality Prime, Inc.**
> **Soliciting material pursuant to Rule 14a-12**
> **Filed February 25, 2016**
> **File No. 001-35972**

Dear Mr. Orlic:

We are writing on behalf of Ashford Hospitality Prime, Inc. ("Ashford Prime" or the "Company"), in response to the comment of the staff (the "Staff") of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the "Commission") set forth in the letter dated March 18, 2016 (the "Comment Letter"), concerning the above referenced soliciting material filed with the Commission on February 25, 2016 (the "Filing").

The comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the heading and numbered paragraph below corresponds to the heading and numbered comment in the Comment Letter.

<u>General</u>

1. *We refer to the response to prior comment 2. Without commenting on the legal theories presented, we note that the response provides no factual foundation for the statement regarding "potential violations of insider trading laws." Please provide factual support for the following: that Sessa had nonpublic plans and proposals relating to the company; that a purchase of company stock was made while in possession of information relating to those plans and proposals; and that Sessa did not authorize that purchase. If factual support is not available, please refrain from making this statement. See Note A to Rule 14a-9 of Regulation 14A.*

The Company acknowledges the Staff's comment.

Based on the limited and incomplete information we have received from Mr. Livingston, the Company believes it is clear that Mr. Livingston discussed material nonpublic information with Sessa prior to his purchase of shares of the Company's common stock, which purchase was purportedly made on January 19, 2016 based on the information provided in Sessa's Definitive Proxy Statement. In response to Question 20 (e) of his D&O Questionnaire (a copy of which is attached as Exhibit A) asking if he had had discussions with Sessa regarding Sessa's plans or proposals for the Company, Mr. Livingston answered "Yes" and stated that he had "discussed some of these matters with John Petry of Sessa Capital." Despite repeated requests, Mr. Livingston has never provided any clarification of his affirmative answer.

The Company has subsequently learned of several of Sessa's plans and intentions with respect to the Company, almost all of which were first publicly disclosed after Mr. Livingston's purchase. Among other things, these include the following: (i) reexamine all related party contracts, including the Company's advisory agreement; (ii) explore all options to invalidate or renegotiate the termination fee payable by the Company under its advisory agreement; (iii) propose that the Company's CEO no longer also serve as Chairman of the Board of Directors; (iv) limit the growth of AHP by avoiding certain equity issuances and property acquisitions; (v) increase AHP's net asset value per share; (vi) return capital to AHP stockholders; (vii) cause the Company to adopt a new target leverage strategy; (viii) redeem the Company's investment in an outside hedge fund; (ix) consider strategic acquisitions or dispositions for the Company; (x) maintain the day-to-day management of Ashford Prime; and (xi) potentially cause the Company to retain new bankers in connection with the ongoing strategic review process. Since Sessa had publicly disclosed virtually no plans or intentions for the Company as of Mr. Livingston's purchase, the Company logically concludes that all or most of these plans and intentions must have been what Mr. Livingston referenced in his affirmative D&O Questionnaire answer. A copy of Sessa's presentation is enclosed as Exhibit B.

The Company further believes that Mr. Livingston did not obtain prior authorization from Sessa for the purchase because no such arrangement was disclosed in his initial D&O Questionnaire and at no time since has Mr. Livingston updated his D&O Questionnaire answers to disclose this arrangement. The Company notes that Mr. Livingston's questionnaire was dated January 8, 2016, which was the same day the Company provided the D&O Questionnaires to Sessa. The Company finds it hard to believe that Mr. Livingston was able to assemble and complete all the required information on the same day as he received the D&O Questionnaire but this is what Mr. Livingston has represented to the Company. We note that the advance notice provisions of the Company's Bylaws required Mr. Livingston to notify the Company within two days of any changes to any answer in his nomination materials and Mr. Livingston agreed in the D&O Questionnaire to contact the Company immediately if any event occurs subsequent to the completion of the questionnaire that would require a change to any answer. The advance notice provisions require nominating stockholders to provide, as to each Proposed Nominee, "all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a director in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act." As you know, Item 5(b)(1)(viii) of Schedule 14A requires the disclosure of any "any contract, arrangements or understandings with any person with respect to any securities of the registrant." Any authorization by Sessa of Mr. Livingston's purchase would constitute an "arrangement or understanding" with respect to Ashford Prime and, therefore, would have been required to be disclosed by the parties pursuant to the advance notice provisions. Furthermore, Mr. Livingston would have been required to disclose and update the details of any conversations or discussions related to Sessa's authorization as required by the D&O Questionnaire. If Mr. Livingston did obtain such authorization, then this lack of disclosure is further evidence of Sessa's non-compliance with the Company's advance notice requirements.

* * *

In connection with this response to the Staff's comment, the Company acknowledged to me and I therefore acknowledge on its behalf that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

cc: David A. Brooks
    Chief Operating Officer, General Counsel and Secretary
    Ashford Hospitality Prime, Inc.



CERTIFICATE
of Proposed Nominee for Election to the Board of Directors
of Ashford Hospitality Prime, Inc.

The undersigned individual (the "Proposed Nominee"), in connection with his proposed nomination for election to the board of directors of Ashford Hospitality Prime, Inc. (the "Corporation") by Sessa Capital (Master), L.P., does hereby certify that—

(1) the Proposed Nominee is not, and will not become, a party to any agreement, arrangement or understanding with any person or entity other than the Corporation in connection with service or action as a director that has not been disclosed to the Corporation; and

(2) the Proposed Nominee will serve as a director of the Corporation if elected.

Attached hereto as Exhibit A is a completed Directors' and Officers' Questionnaire in the form obtained from the Corporation and executed by the Proposed Nominee.

IN WITNESS WHEREOF, the Proposed Nominee has executed this certificate as of January __, 2016.



Philip B. Livingston

Exhibit A

Directors' and Officers' Questionnaire

(See following pages.)

DEFINITIONS

1. **"Associate."**

    "Associate" means: (1) any corporation or organization (other than the Company or a majority-owned subsidiary of the Company) of which you are an officer or partner or are, directly or indirectly, the beneficial owner (as defined in Section II) of 10% or more of any class of *equity securities*; or (2) any trust or other estate in which you have a substantial beneficial interest or as to which you serve as a trustee or in a similar fiduciary capacity.

2. **"Control."**

    "Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a company, whether through the ownership of voting securities, by contract or otherwise. An *executive officer* or director of a company generally is considered to control that company. If you are in doubt as to the meaning of "control" in a particular context, you should consult with the Company's legal counsel.

3. **"Equity Security."**

    The definition of "equity security" encompasses more than common and preferred stock. It includes for instance convertible debt instruments as well as warrants and options to acquire stock or similar securities. If you have a question as to the proper characterization of your holdings you should consult with the Company's legal counsel.

4. **"Executive Officer."**

    "Executive officer" means the chief executive officer or president of a company, any vice president of it in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function or any other person who performs similar policy-making functions for the company. Executive officers of subsidiaries may be deemed executive officers of a company if they perform policy-making functions for the company.

5. **"Immediate Family Member."**

    An "immediate family member" includes your spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and any person sharing your household (other than employees or tenants).

6. **"Related Person."**

    A "related person" means, with respect to any person, (i) any affiliate or *associate* of such person, (ii) the employer of such person, (iii) any affiliate of such person's employer, and (iv) if such person is being nominated as a director of the Company, the person or entity making the nomination and any affiliate of such nominating person or entity.

See John Petry's response as to related person responses and information.

Ashford Hospitality Prime, Inc.

Directors' and Officers' Questionnaire

GENERAL INSTRUCTIONS

Pursuant to Section 11(a)(4) of the Amended and Restated Bylaws of Ashford Hospitality Prime, Inc. (the "Company"), any individual proposed to be nominated by a stockholder of the Company for election at the Company's annual meeting of stockholders is required to, among other things, complete and return this Questionnaire. Please complete this Questionnaire, sign and date it, and return one signed copy to Jim Plohg by email at jplohg@ashfordinc.com or by mail at Ashford Hospitality Prime, Inc., 14185 Dallas Parkway, Suite 1100, Dallas, TX 75254.

Please use the utmost care in responding to this Questionnaire. If the answer to any of the questions is "no," "none" or "not applicable," please so indicate. Please do not leave any questions unanswered. Italicized terms are defined at the beginning of this Questionnaire. Appendix A contains a list of all of the subsidiaries of the Company.

If at any time before the Annual Meeting you discover that your answer to any question was inaccurate, or if any event occurring after you have completed this Questionnaire would require a change in your answers to any questions (including any transaction reducing, increasing or otherwise affecting your beneficial ownership of the Company's securities), please contact Jim Plohg by telephone at (972) 778-9534 immediately.

I

GENERAL INFORMATION

Question 1: Name and Date of Birth.

Please set forth your full name and date of birth.

Answer: PHILIP BRYAN LIVINGSTON

FISMA & OMB Memorandum M-07-16

Question 2: Family Relationships.

Do you have any ***immediate family member*** who is a director, ***executive officer***, or nominee or person chosen to become a director or ***executive officer*** of the Company, its parent, or any of its subsidiaries (as listed in Appendix A)?

YES ______________ **NO** ✓

If yes, please identify the individual and describe the nature of the relationship.

Question 3: Principal Occupation and Employment; Background Information.

(a) Please give a brief account of your business experience (together with applicable dates), including your principal occupations and employment during that period, including but not limited to:

3

(i)   any position as an *executive officer*, partner, principal or member;

(ii)   the name and principal business of any company, partnership or other entity in which the occupations and employment were carried on; and

(iii)   whether the company, partnership or other entity is a parent, subsidiary or other affiliate of the Company. For purposes of this question, an "affiliate" of the Company is an individual or entity that, directly or indirectly (through one or more intermediaries) *controls*, is *controlled* by, or is under common *control* with the Company.

If you are an *executive officer* of the Company and have been employed by the Company for less than five years, the biography should also include a brief explanation of the nature of your responsibilities in prior positions. What is required is information relating to the level of your professional competence, which may include, depending upon the circumstances, specific information such as the size of the operation supervised.

If you are currently serving as a director of the Company, based on information previously provided and the Company's records, the following draft biography has been prepared for you for inclusion in the Proxy Statement. To the extent it does not include any detail that is responsive to the requirements described above, includes placeholders or otherwise includes inaccurate information, please provide the necessary information by revising the description below so that it is accurate, complete and responsive to the requirements described above.

If you have been nominated to become a director of the Company, please provide a draft biography containing all applicable information described above.

Answer:

See attached page

Question 3

a. – operating executive with significant experience as CEO, CFO and board member

> May 2014 – October 2015 - CEO – Ambassadors Group Inc., Spokane, WA – student travel industry
>
> April 2009 – October 2013 - CEO – LexisNexis Web Based Marketing Solutions, New Providence, NJ – legal business services
>
> This covers the last five years. A full resume is attached hereto.

Draft biography

Philip Livingston served as Chief Executive Officer and a director of Ambassadors Group, a provider of People To People educational travel services from May 2014 to October 2015. Prior to joining Ambassadors Group, he was Chief Executive Officer of LexisNexis Web Based Marketing Solutions until October 2013. Mr. Livingston joined LexisNexis in April 2009 as Senior Vice President of Practice Management (software applications for the legal industry). In the past, Phil served as Chief Financial Officer for Celestial Seasonings, Inc., Catalina Marketing Corporation and World Wrestling Entertainment.

From 1999 to 2003 he served as President of Financial Executives International, the leading professional association of chief financial officers and controllers. In that role he led the organization's support of regulatory and corporate governance reforms culminating in the Sarbanes-Oxley Act. He has served on numerous public and private company boards including Broadsoft Corporation, Insurance Auto Auction, Cott Corporation, MSC Software and Seitel Inc. He is currently a director of SITO Mobile and Rand Worldwide Inc.

Mr. Livingston earned a BA in Business Management and a BS in Government and Politics from the University of Maryland and a MBA in Finance and Accounting from the University of California, Berkeley.

(b)   Please indicate all positions and offices with the Company, its parent or any subsidiary that you presently hold. State your term of office and the period during which you have served in the office.

Answer: *None*

(c)   If you are, or have been nominated to become, a director of the Company, please indicate whether at any time in the past you were an *executive officer* of the Company, its parent or any of its subsidiaries. State the position you held and the dates you held the position.

Answer: *None*

(d)   If you are, or have been nominated to become, a director of the Company, please describe all experience, qualifications, attributes and skills that you believe are relevant to your service as a director (e.g. industry, financial, international or marketing experience), including your educational background (including all Colleges/Universities attended, major, minor, degrees and advanced degrees obtained, etc.).

Answer: *Numerous public company directorships. Numerous public company executive officer positions. CPA, MBA*

(e)   If you are, or have been nominated to become, a director of the Company, were you ever suspended, placed on probation, expelled or allowed to resign in lieu of discipline from any College or University attended, or otherwise subjected to discipline by any College or University? If yes, please provide a detailed explanation below.

Answer: *No*

(f)   If you are, or have been nominated to become, a director of the Company, have you ever been terminated, disciplined, laid-off or permitted to resign in lieu of termination from any employment position? If yes, please provide a detailed explanation below.

Answer: *I've been terminated multiple times, All under normal circumstances and never due to any improprieties*

(g)   If you are, or have been nominated to become, a director of the Company, have you ever been suspended, censured, reprimanded or disqualified as a member of a profession or as a holder of public office? If yes, please provide a detailed explanation below.

Answer: *No*

(h)   If you are, or have been nominated to become, a director of the Company, have you ever been denied a license or had a license revoked for any business, trade or profession (e.g., a gaming license or an attorney, real estate broker, physician license)? If yes, please provide a detailed explanation below.

Answer: No

(i)   If you are, or have been nominated to become, a director of the Company, have you ever defaulted on any loans or other debt? If yes, please provide a detailed explanation below.

Answer: No

(j)   If you are, or have been nominated to become, a director of the Company, do you have any condition or impairment (including, but not limited to, substance abuse, alcohol abuse, or a mental, emotional, or nervous disorder or condition) that in any way affects or would affect your ability to effectively and responsibly serve as a director of the Company? If yes, please provide a detailed explanation below.

Answer: No

(k)   If you are, or have been nominated to become, a director of the Company, please describe any experience creating stockholder value in the short term and long term and please provide your views with respect to whether you favor short term value over

7

long term value or vice versa. Please provide an explanation of how you analyze short term value creation and long term value creation, including an explanation of how you arrive at an appropriate discount rate in evaluating long term value. Please provide an explanation of how you equate opportunities realizing short term value, such as a sale of the Company, versus long term value increases through other opportunities.

Answer: I've had extensive experience with value creation as both an executive or as a director. I always favor long-term value creation versus short-term. I believe that risk assessment and the strategic context are important frameworks for the proper decision-making process.

(l) <u>If you have been nominated to become a director of the Company</u>, please provide a detailed explanation of the reasons you desire to be a director of the Company and explain what actions you would plan to take as a director of the Company during your term. Please disclose any specific actions you believe the Company should undertake regarding a sale of the Company or pursuit of other strategic alternatives. Please disclose whether your primary interest in serving as a director is related to effecting any such specific actions or plans. Please describe why you are particularly suited to serve as a director of the Company and what strengths and experience you bring to the board of the Company that are not possessed by members of the current Company board.

Answer: I find that serving as a director leverages my many business experiences and knowledge. It is rewarding personally to help companies build shareholder value. I have a long-term track record of doing the right thing for all shareholders. I intend to assess the situation and help the full board pursue the proper course in our collective judgement.

<u>Question 4: Service on Public Company and Investment Company Boards.</u>

Please respond to the following questions only <u>if you are, or have been nominated to become, a director of the Company</u>.

List all other directorships and board committee memberships you have previously held or currently hold at any company required to file periodic reports with the SEC or "investment company" registered under the Investment Company Act of 1940.

8

COMPANY	TIME PERIOD (MO. & YR.)	EXPIRATION OF CURRENT TERM	COMMITTEE MEMBERSHIPS

See attached list

Question 5: Other Director and Officer Positions.

Please respond to the following questions only <u>if you are, or have been nominated to become, a director of the Company</u>. If you also are, or have been chosen to become, an *executive officer*, you should skip this question and proceed to Question 6.

(a)   Have you ever served as a director or officer of, or performed similar functions at, any other entity (public or private)? (Omit entities listed in response to Question 4 and entities exempt from tax under Section 501(c)(3) of the Internal Revenue Code.)

YES _____   NO ___✓___   *all listed in #4*

If yes, please specify the entity name(s) and your position within the entity(ies), and indicate whether the Company and the entity(ies) are competitors.

(b)   If you have served as an *executive officer* or officer at any other entity (including your principal place of employment, if any), has any *executive officer* of the

9

Question #4

BOARD DIRECTORSHIP EXPERIENCE

2014 – PRESENT – AMBASSADORS GROUP INC.
- Ambassadors Group was a student travel company. It was a public company listed on the NASD.

2014 – PRESENT – SITO MOBILE
- SITO is an emerging public company in the mobile advertising industry. My term and service will end with the upcoming annual meeting on February 18, 2016.
- Chairman of the compensation committee and member of audit committee

2014 – PRESENT – RAND WORLWIDE
- Rand is a leading VAR of computer aided design (CAD) software. The company specializes in the support and training of AutoDesk applications. Kamin Limited Partners introduced me to the company.

2007 – 2012 – NEXSAN TECHNOLOGIES, INC. – THOUSAND OAKS, CA – DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- Nexsan, a private company, is a leading provider of secondary storage devices an archival compliance software. Nexsan was sold to a strategic investor in 2012. RRE Ventures introduced me to Nexsan.
- Chairman of the audit committee. Member of governance and compensation committes.

2005 – 2010 – BROADSOFT CORPORATION – GAITHERSBURG, MD - DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- Broadsoft went public in 2011 and is the leading provider of voice over the Internet enterprise software. Columbia Capital introduced me to this opportunity.
- Chairman of audit committee

2007 – 2010 – SEITEL, INC. - HOUSTON, TX – DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- Seitel is a leader in oil and gas seismic data. The company was recently taken private by ValueAct Capital in a leveraged buyout with $400 million of high-yield debt and a $300 million equity investment. ValueAct introduced me to the company.
- Chairman of audit committee.

2003 – 2009 – APPROVA CORPORATION – RESTON, VA – DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- Approva was an enterprise software development company focused on ERP system controls. The company was private and venture capital-backed by New Enterprise Associates, Columbia Capital, Novak Biddle and Sierra Ventures. Approva was sold to a strategic investor in 2009. Active role in 2005 assisting with sales opportunities and strategic initiatives. Leveraged relationships to introduce the company to their first customers in 2003. NEA introduced me to this opportunity.
- Chairman of audit committee

2003 – 2009 – COTT CORPORATION – TORONTO - DIRECTOR, AUDIT COMMITTEE CHAIRMAN & GOVERNANCE COMMITTEE
- Cott is the leading manufacturer of retailer-branded carbonated soft drinks. The company has revenue of $1.5B, and is listed on the NYSE. Korn Ferry introduced me to this opportunity.
- Chairman of audit committee and member of governance committee.

2007 – 2008 – QLT, INC. – VANCOUVER, BC – DIRECTOR
- QLT is a publicly traded pharmaceutical company focused ocular therapeutic drugs and drug delivery. The company was under significant pressure from activist shareholders. During my year on the board, we significantly downsized the company and hired Goldman Sachs to evaluate strategic alternatives and liquidate many assets. Jana Partners introduced me to the company.
- Member of audit committee.

2005 – 2006 – MSC SOFTWARE, INC. – SANTA ANA, CA – DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- MSC is a $400M provider of virtual product development software. NASTRAN is used by the aerospace and automotive industries to develop and certify products in a safe and efficient manner. The company was

delinquent in its SEC filings and without an auditor when I joined as audit committee chairman. We successfully restated previously issued financial statements and regained listing on the NASDAQ. ValueAct Capital introduced me to the company.

♦ Member of audit committee.

2003 – 2005 – INSURANCE AUTO AUCTION, INC. – CHICAGO, IL – DIRECTOR & AUDIT COMMITTEE CHAIRMAN
♦ IAAI is a leading automobile salvager on behalf of insurance companies. In 2005 the board ran a formal auction process and sold the company in a very successful $385M transaction. Stock tripled during my tenure. IAAI's board was number 2 in the Chicago Tribune's top boards list in 2005. IAAI was listed on NASDAQ. ValueAct Capital introduced me to the company.

♦ Chairman of audit committee

2003 – 2004 – CATALINA MARKETING CORPORATION – ST. PETERSBURG, FL – DIRECTOR
♦ Joined the board during a financial reporting restatement crisis. Successfully retained new auditors and got the company back on track with NYSE and other regulators. Catalina is the leading behavior-based electronic marketing services company. The opportunity to serve a company where I previously served as CFO was a personal highlight and very rewarding.

♦ Member of audit committee

2000 – 2002 – INTRADADO CORPORATION – BOULDER, CO – DIRECTOR & AUDIT COMMITTEE CHAIRMAN
Intrado provided 911 data quality assurance. Chairman of audit committee.

Company served on the compensation committee or the board of that entity, or otherwise determined compensation for executives of that entity?

YES _____   NO _____

If yes, please give specifics:

(c)   Are you currently, or at any time in the past were you, a director or *executive officer* of any other entity in which any person (or any affiliate or *associate* of such person) proposing you for election to the board of the Company is affiliated?

YES _____   NO ____✓_____

If yes, please give specifics:

(d)   Are you currently, or at any time in the past were you, or are or were any of your *immediate family members* or *related persons*, (1) a director, *executive officer* or other employee of, an investor in, or a business partner with, any entity that is a direct or indirect competitor of the Company (including any alternative lodging or accommodation companies or businesses) or (2) a director, *executive officer* or other employee of, or an investor in, or a business partner with, any person or entity that is a vendor or customer of the Company?

YES _____   NO ____✓_____

If yes, please give specifics:

Question 6:   Other Director and Officer Positions.

Please respond to the following questions only <u>if you are, or have been chosen to become, an *executive officer* of the Company</u>. Otherwise, you should skip this question and proceed to Question 7.

N A

(a)   Have you served as a director or officer of, or performed similar functions at, any other entity (public or private)? (Omit entities exempt from tax under Section 501(c)(3) of the Internal Revenue Code.)

YES _____   NO _____

If yes, please specify the entity name(s) and your position within the entity(ies), and indicate whether the Company and the entity(ies) are competitors.

(b)   If your answer to Question (a) above states that you served as a <u>director</u> of another entity, has any member of the Company's board served as an *executive officer* of that entity?

YES _____   NO _____

If yes, please give specifics:

11

(c)   If your answer to Question (b) above is yes, did you serve on the compensation committee of that entity or otherwise determine compensation for executives of that entity?

YES _____   NO _____

If yes, please give specifics:

Question 7: Involvement in Certain Legal Proceedings.

(a)   Have any of the following events ever occurred:

(i)   Was a petition under the Federal bankruptcy laws, or any state insolvency law, filed by or against you, or was a receiver, fiscal agent or similar officer appointed by a court for the business or property of: (1) yourself, (2) any partnership or limited liability company in which you were a partner or member, or (3) any corporation or business association of which you were a director or *executive officer*?

YES _____   NO ____✓____

(ii)   Were you convicted in a criminal proceeding, or are you the subject of a criminal proceeding which is presently pending? Omit traffic violations.

YES _____   NO ____✓____

(iii)   Were you the subject of any order, judgment or decree of any court permanently or temporarily enjoining you: (1) from acting as a futures commission

12

merchant, introducing broker, commodity trading adviser, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission (the "CFTC"), or an associated person of any of the foregoing; or as an investment adviser, underwriter, broker or dealer in securities; or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company; or from engaging in or continuing any conduct or practice in connection with such activity; or (2) from engaging in any type of business practice; or (3) from engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws?

YES _____   NO _____✓_____

    (iv)   Were you the subject of any order, judgment or decree of any federal or state authority barring, suspending or otherwise limiting your right to engage in any activity described in subparagraph (iii) above, or to be associated with persons engaged in any of these activities?

YES _____   NO _____✓_____

    (v)   Has any court, the SEC or the CFTC imposed a sanction against you or found you to have violated any federal or state securities or commodities laws?

YES _____   NO _____✓_____

    (vi)   Were you the subject of, or a party to, any order, judgment, decree, sanction or finding, of any court or administrative body, or any regulator (such as the SEC, the CFTC or a stock exchange, commodity exchange or other equivalent organization), involving (x) an alleged violation of any federal or state laws or regulations relating to: (1) securities or commodities; (2) financial institutions or insurance companies; or (3) mail or wire fraud, or fraud in connection with any business entity; or (y) in the case of a regulator, any other regulations, rules, or other matters to which the regulator has disciplinary authority?

YES _____   NO _____✓_____

    (vii)   Have you been (1) cited, arrested, taken into custody, charged with, indicted, convicted or tried for, or pleaded guilty to the commission of any felony, misdemeanor or violation of any law, or (2) charged with, or named as a defendant or

13

party in any civil, governmental, regulatory or professional association proceeding or action alleging fraudulent conduct, breach of any fiduciary obligation, any act involving moral turpitude or any offense involving dishonesty, breach of trust, fraud, deception, misfeasance, money laundering or other misconduct or impropriety, or agreed to enter into a pretrial diversion or similar program in connection with a prosecution of such offense?

YES _____   NO ____✓_____

(viii)   Have you otherwise been a party to or involved in (1) any investigation by any civil, governmental, regulatory or professional association or entity or (2) any civil or criminal proceeding, in each case, not covered by the answers above?

YES _____   NO ____✓_____

(ix)   Have you been disqualified from acting as a director of a company (or from being involved in the management or conduct of the affairs of any company), or agreed at the request of any other person or body that you will not be a director of a company or in any way be concerned or take part in the promotion, formation or management of a company?

YES _____   NO ____✓_____

(b)   Do you or any of your *immediate family members* or *associates* have any claims against the Company or any of its subsidiaries; or are you or any of your *immediate family members* or *associates* a party adverse to the Company or any of its subsidiaries in any legal proceeding; or do you or any of your *immediate family members* or *associates* have a material interest adverse to the Company or any of its subsidiaries in any legal proceeding?

YES _____   NO ____✓_____

(c)   With respect to the following, are you aware of any claims or pending legal proceedings against the Company, any of its subsidiaries or any of its properties involving:

(i)   any pending legal proceeding (or group of proceedings involving the same legal or factual issues) which would involve any claim for monetary damages; or

14

(ii)   any pending administrative or judicial proceeding arising under any federal, state or local provisions regulating the discharge of materials into the environment or primarily for the purpose of protecting the environment which would involve a claim for monetary damages; or

(iii)   any proceeding by a governmental authority; or

(iv)   any material bankruptcy, receivership, or similar proceeding.

YES _____   **NO** ___✓_____

If the answer to any of the foregoing questions in subparts 7(a), (b) or (c) above is yes, provide a full description of the event or events and your connection therewith (attach a supplemental page if necessary) and copies of all complaints, pleadings and opinions made or issued in connection with such proceedings. You may explain any mitigating circumstances associated with any event or events identified.

II

SECURITY OWNERSHIP

The questions in this section relate to beneficial ownership of the Company's *equity securities*. In determining the existence of beneficial ownership, the following principles should be considered:

General rule. Under SEC rules, you are deemed to "beneficially own" or be the "beneficial owner" of any security with respect to which you have or share, directly or indirectly, through any contract, arrangement, understanding, relationship, agreement or otherwise:

- Voting power, which includes the power to vote, or to direct the voting of, the security; and/or

- Investment power, which includes the power to dispose, or to direct the disposition of, the security.

You are also the beneficial owner of a security if you, directly or indirectly, create or use a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement, or device with the purpose or effect of divesting yourself of beneficial ownership of a security or preventing the vesting of beneficial ownership.

Some specific applications of this definition of beneficial ownership are:

- Family situations. Although the determination of beneficial ownership is a question to be determined in light of the facts of each particular case, family relationships may result in your having, or sharing, the power to vote, or direct the voting of, or dispose, or direct the disposition of, shares held by your family members. In view of the broad definition of "beneficial ownership," it may be prudent to include these shares in your beneficial ownership disclosure and then disclaim beneficial ownership of these securities in Question 9.

- Shares held by others for your benefit. There are numerous instances in which you may have, or share, voting or investment power (as defined above) over securities, although the securities are held by another individual or entity. For example, you may have or share this power in securities held for you or family members living with you by custodians, brokers, relatives, executors,

16

administrators or trustees; securities held for your account by pledgees; securities owned by a partnership in which you are a member; and securities owned by a corporation which is or should be regarded as a personal holding company of yours or is controlled by you.

- Shares held by you for the benefit of others. Beneficial ownership of securities also includes securities held in your name as a trustee, custodian or other fiduciary where you have, or share, voting or investment power with respect to the securities.

- Options and other rights to acquire securities. In addition to being the beneficial owner of securities over which you have, or share, voting or investment power, the SEC has determined that you are deemed to be the beneficial owner of a security if you have a right to acquire beneficial ownership of (*i.e.*, the right to obtain or share voting or investment power over) the security at any time within 60 days. Examples of these rights would include the right to acquire: (a) through the exercise of any option, warrant or similar right; (b) through conversion of any security; or (c) pursuant to the power to revoke, or the provision for automatic termination of, a trust, discretionary account or similar arrangement. Also, if you have acquired or hold any options, convertible securities or power to revoke a trust with the "purpose or effect" of changing or influencing control of the Company, you are deemed the beneficial owner of the underlying securities upon acquisition, without regard to the 60-day rule stated above.

Question 8: Securities Holdings.

(a)   As to each class of *equity securities* of the Company, Ashford Hospitality Trust, Inc., Ashford, Inc., or parents, subsidiaries or affiliates of any of the foregoing, state in the table below the total number of shares or other units beneficially owned by you or any *related person* in each case as of the date you complete this Questionnaire.

TITLE OF *EQUITY SECURITY*	NUMBER OF SHARES OR OTHER UNITS BENEFICIALLY OWNED
None	

17

(b)   Are any of the shares or other units disclosed in answer to Question (a) pledged as security?

YES _____   NO _____   N A

If yes, please indicate the total number of shares or other units pledged as security.

(c)   Are any of the shares or other units disclosed in answer to Question (a) held in a margin account?

YES _____   NO _____   N A

If yes, please indicate the total number of shares.

In the table provided below:

(d)   If, as a result of applying the rules regarding beneficial ownership summarized at the beginning of this section, you or any *related person* have included in the amount stated in answer to Question (a) above under "Number of Shares or Other Units Beneficially Owned" shares or units not issued in your or such *related person's* name, please provide details as to the nature of the beneficial ownership of the shares or other units and state the amount of shares or units owned; and

(e)   If, as a result of applying the rules regarding beneficial ownership summarized at the beginning of this section, you or any *related person* have excluded from the amount stated in the answer to Question (a) above under "Number of Shares or Other Units Beneficially Owned" shares or units which are issued in your or such *related person's* name, please state the amount excluded and explain why you or such *related person* is not the beneficial owner of the shares or units.

18

	Title Of Equity Security	**Number Of Shares Or Units**	**Nature Of Beneficial Ownership**	**Explanation**
(a) Shares or Units Included but Issued in Another's Name				
(b) Shares or Units Excluded but Issued in Your or a _Related Person's_ Name		NA		

(f)   Of the total number of shares or units beneficially owned by you or a _related person_, as reported in answer to Question (a), indicate below the amounts as to which you or such _related person_ have sole or shared voting or investment power and the amount as to which you or such _related person_ have the "right to acquire beneficial ownership" (as defined in the rules regarding beneficial ownership summarized at the beginning of this Section II).

	Common Stock	**Other**
Number of shares or units as to which you or such _related person_ have sole voting power	NA	
Number of shares or units as to which you or such _related person_ have shared voting power		
Number of shares or units as to which you or such _related person_ have sole investment power		
Number of shares or units as to which you or such _related person_ have shared investment power		
Number of shares or units as to which you or such _related person_ have the "right to acquire beneficial ownership"		

19

(g)   Has the Company adjusted the exercise price of or otherwise repriced any of your or any *related person's* options?

YES _____   NO _____✓_____

(h)   Are you aware of any transactions since January 1, 2015 for which you or any *related person* did not timely file a Form 3 or Form 4?

YES _____   NO _____✓_____

If yes, please describe.

(i)   Did you or any *related person* have any transactions, exempt from Form 4 filing, which now need to be reported on Form 5? (The most common transactions exempt from Form 4 reporting involve gifts, certain acquisitions involving less than $10,000, and certain transactions relating to employee benefit plans.)

YES _____   NO _____✓_____

If yes, please describe.

(j)   Are you aware of any other securities filings, including any filings on Schedule 13G or Schedule 13D, for which you or any *related person* did not make timely, complete and accurate filings or from which any required information was omitted or which otherwise violated applicable law?

YES _____   NO _____✓_____

If yes, please describe.

(k)   Have you or any *related person* purchased or sold any financial instruments, including prepaid variable forward contracts, equity swaps, collars or exchange funds, that are designed to (1) produce economic benefits and risks that correspond in any way to the ownership by you or such *related person* of the number of shares of the Company's *equity securities* specified or referenced in such instrument or (2) hedge or offset any increase or decrease in the market value of any *equity securities* of the Company?

YES _____   NO _____✓_____

If yes, please describe in detail and include a detailed trading history with respect to such securities.

(l)   Do you or any *related person* know of any person or entity that has purchased or sold any financial instruments, including prepaid variable forward contracts, equity swaps, collars or exchange funds, that are (1) designed to produce economic benefits and risks to the person or entity that correspond in any way to the ownership by such person or entity of a number of shares of the Company's *equity securities* specified or referenced in such instrument, regardless of whether obligations under such instrument are required or permitted to be settled through the delivery of cash, shares or other property, or (2) hedge or offset any increase or decrease in the market value of any *equity securities* of the Company?

YES _____   NO _____✓_____

If yes, please describe in detail and include a detailed trading history with respect to such securities.

(m)   If you have been nominated to become a director of the Company by a stockholder of the Company, all information set forth in this Question 8 should be provided with respect to such stockholder as your *related person* and, in addition, a detailed summary of the security holdings of such stockholder should be provided, including the aggregate amount of assets under management by such stockholder, the percentage of such stockholder's total investments that the investment in the Company represents, the details of any redemptions by investors in such stockholder, and a detailed trading history of such stockholder with respect to any *equity securities* of the Company, Ashford Hospitality Trust, Inc., Ashford, Inc., or parents, subsidiaries or affiliates of any of the foregoing, and any derivative securities of the type set forth in (l) above with respect to the Company, Ashford Hospitality Trust, Inc., Ashford, Inc., or parents, subsidiaries or affiliates of any of the foregoing.

Question 9:   Disclaimer of Beneficial Ownership.

Do you or any *related person* wish to disclaim beneficial ownership of any securities referred to above?

YES _____   NO _____✓_____

If yes, please set forth below the number of shares or units, the circumstances upon which the disclaimer of beneficial ownership is based, the name of the individual(s) or entity(ies) who should be shown as the beneficial owner(s) of the shares or units, and your or such *related person's* relationship to the individual(s) or entity(ies).

Question 10: Securities Holdings of Certain *Immediate Family Members*.

Does any *immediate family member* who shares your household (including any child away at college) beneficially own any *equity securities* of the Company, its parent or any subsidiary?

YES _____   NO _____✓_____

If yes, please indicate below the name of each *immediate family member*, your relationship with him or her, and the amount of shares owned.

Question 11: 5% Holders of Company Securities.

Do you know of any individual (including yourself or any *related person*), entity or group that beneficially owns more than 5% of the Common Stock of the Company?

For purposes of this question, a "group" exists when two or more individuals or entities (1) act in concert or in parallel, or towards a common goal, with respect to changing or influencing the Company in any way or manner or (2) act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of any issuer.

YES ____✓_____   NO _____

If yes, please state name and address of the individual or entity, or the name and address of each member of the group, and the number of shares beneficially owned as of the date you complete this Questionnaire.

Name of Beneficial Owner	Address	Number of Shares
Sessa Capital	NY, NY	

III

DIRECTORS' COMPENSATION

YOU SHOULD COMPLETE THIS SECTION ONLY IF YOU ARE A DIRECTOR OF THE COMPANY. IF YOU ARE, OR HAVE BEEN CHOSEN TO BECOME, AN EXECUTIVE OFFICER OF THE COMPANY, YOU SHOULD PROCEED TO QUESTION 14.

Question 12:

N A

The Company's records indicate you received the compensation below for your services as a director during the fiscal year ended December 31, 2015. These amounts do not include reimbursement of expenses for attendance at meetings and similar expenses. Is this information correct?

YES _____   NO _____

If no, please provide correct information.

Director Compensation in Fiscal 2015

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (including perquisites and other personal benefits)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

25

Question 13:

NA

     Did you receive any other payment from the Company, whether for your services as a director or otherwise, during the fiscal year ended December 31, 2015?

     YES _____ NO _____

     If yes, please state the amount of the payment and describe the reason for the payment.

IV

CERTAIN TRANSACTIONS AND RELATIONSHIPS

Question 14: Transactions Involving *Immediate Family Members*.

Please identify on the chart in Appendix B whether any of your *immediate family members* is an *executive officer* or partner of, or owns in excess of a 10% equity interest, in any firm, corporation, or other business or professional entity (including self-employment and sole proprietorships), and provide the name(s) of the *immediate family member* and the entity in which he or she holds that position or interest and the amount of the *immediate family member's* equity or partnership interest. In addition, please provide the names of any *immediate family members* who share your household and information about their employment (principal occupation and employment, and name of employer).

Question 15: Transactions in which the Company is a Participant.

Have you, any of your *immediate family members* or any *related person* ever had a direct or indirect financial interest in any transaction, or in any proposed transaction, in which the Company, Ashford Hospitality Trust, Inc., Ashford, Inc., or parents, subsidiaries or affiliates of any of the foregoing was or is to be a participant?

For purposes of this question:

- A "transaction" includes but is not limited to any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) and any series of transactions, arrangements or relationships that are similar.

- This question requires disclosure of indirect, as well as direct, interests in a transaction. If you or any of your *immediate family members* or *related persons* are an officer or partner of, or own in excess of a 10% equity interest in (including self-employment and sole proprietorships), a firm, corporation, or other business or professional entity that engages in a transaction with the Company, Ashford Hospitality Trust, Inc., Ashford, Inc., or parents, subsidiaries or affiliates of any of the foregoing, you or your *immediate family members* or *related persons*, as

27

applicable, have an indirect interest in the transaction and you should report the transaction in response to this question.

- You need not provide information about compensation you received in your capacity as an *executive officer* or director of the Company, Ashford Hospitality Trust, Inc., Ashford, Inc., or parents, subsidiaries or affiliates of any of the foregoing.

YES _____   NO ___✓_____

If yes, identify the individual(s) or entity(ies) involved and state the nature of your or their interest in the transaction, the amount of the transaction, the amount of your or their interest in the transaction, and, if the individual or entity is an *immediate family member* or *associate*, describe the nature of their relationship to you and to the Company, Ashford Hospitality Trust, Inc., Ashford, Inc., or parents, subsidiaries or affiliates of any of the foregoing, if any. (Attach a supplemental page if necessary.)

NA

Description of Transaction	Individual or Entity Involved	Nature of Interest / Relationship	Amount of Transaction	Amount of Interest

NA

Question 16: Indebtedness

Have you or any of your *immediate family members* or *related persons* ever been indebted to the Company or any of its subsidiaries (either directly or indirectly) in any amount?

For purposes of this question:

- This question requires disclosure of indirect, as well as direct, interests in a transaction. If you or your *immediate family members* or *related persons* are an officer or partner of, or own in excess of a 10% equity interest in (including self-employment and sole proprietorships), a firm, corporation, or other business or professional entity that engages in a transaction involving indebtedness to the Company or its subsidiaries, you or your *immediate family members* or *related persons* have an indirect interest in the transaction and you should report the transaction in response to this question.

- Include (with respect to yourself only) any instances where the Company, either directly or indirectly (including through a subsidiary), extended or maintained credit for you, arranged for the extension of credit, or renewed any extension of credit.

- Exclude all amounts due for purchases of goods and services subject to usual trade terms and for ordinary travel and expense payments.

YES _____   NO _____✓_____

If yes, state:

(a)   the name of the indebted party;

(b)   the nature of your relationship to that party;

(c)   the largest aggregate amount of indebtedness outstanding at any time;

(d)   the nature of the indebtedness and of the transaction in which it was incurred;

29

(e)   the amount of indebtedness outstanding as of the latest practicable date (indicating that date);

(f)   the amount of principal and interest paid; and

(g)   the rate of interest paid or charged thereon, if any.

Question 17: Relationships with Law and Investment Banking Firms.

(a)   Have you or any of your *immediate family members* or *related persons* been a member of, or of counsel to, a law firm that the Company has retained or that the Company proposes to retain during the current fiscal year?

YES _____   NO ____✓____

(b)   Have you or any of your *immediate family members* or *related persons* been a partner or *executive officer* of any investment banking firm that performed services for the Company (other than as a participating underwriter in a syndicate) or that the Company proposes to have perform services during the current fiscal year?

YES _____   NO ____✓____

If the answer to either of the foregoing questions is yes, state (and attach a supplemental page if necessary):

(i)   the identity of the entity with which the Company has such a relationship;

(ii)   the nature of your or any of the aforementioned person's or entity's affiliation with the entity;

(iii)   the nature of the relationship between the entity and the Company; and

(iv)   the amount of business conducted between the Company and the entity or proposed to be conducted during the Company's current fiscal year.

30

Question 18: Arrangements Affecting Control.

(a)   Do you know of any arrangements, including any pledge of securities of the Company, the operation of the terms of which has resulted since January 1, 2015 or may, at a subsequent date, result in a change in *control* of the Company?

YES _____   NO _____✓_____

If yes, please briefly describe the agreement, the parties thereto and the number and class of securities involved.

(b)   Do you know of or believe that any arrangements exist pursuant to which more than 5% of any class of the Company's stock is held or is to be held subject to any voting trust or other similar arrangement (including through a trading plan implemented under Rule 10b5-1)?

YES _____   NO _____✓_____

If yes, please explain.

(c)   If you are, or have been chosen to become, an *executive officer* of the Company, are you party to any employment, change in *control* or termination contract, agreement, plan or arrangement with the Company or its subsidiaries?

YES _____   NO _____   NA

If yes, please explain.

Question 19: Indemnification.

Do you know of any provision, other than the Maryland General Corporation Law, the Charter and Bylaws of the Company, the Company's indemnification agreements and the Company's officers' and directors' liability insurance policy, under which any director, person nominated to be a director, officer or *controlling* person of the Company is or would be insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such?

YES ___✓___   NO _____

If yes, please describe the provision.

Standard indemnification agreement

Question 20: Arrangements as to Election.

(a)   If you are, or have been nominated to become, a director of the Company, (i) were you proposed to be elected pursuant to any arrangement or understanding between yourself and any other individual or entity (except directors and officers of the Company acting solely in their capacities as such) or (ii) are you party to any agreement, arrangement or understanding between yourself and any individual or entity related to your service as a director?

YES _____   NO ___✓___

32

If yes, provide the names of the other individual(s) or entity(ies) and a detailed description of the arrangement or understanding (including copies of any written agreements and all emails and correspondence with such individual or entity).

(b)   If you have been nominated to become a director of the Company, will you, at the time of your election, in your individual capacity and on behalf of any person on whose behalf your nomination is made, be in compliance, if elected as a director of the Company, with the Company's Corporate Governance Guidelines and Code of Business Conduct and Ethics, including all applicable, publicly disclosed conflict of interest, confidentiality, stock ownership and insider trading policies and guidelines of the Company?

YES   ✓   NO _____

If no, please describe.

(c)   If you have been nominated to become a director of the Company by a stockholder of the Company and are aware of any other stockholder of the Company (other than the stockholder nominating you) who (i) supports your nomination for election as a director of the Company or (ii) is acting in concert or in parallel or towards a common goal with any individual or entity who is nominating you for election as a director of the Company, please list such stockholder's name and address below and provide a detailed description of any conversations or discussions with such stockholder concerning your nomination for election as a director (including copies of any emails or other written correspondence).

NAME   **ADDRESS**

 None

33

(d)   If you have been nominated to become a director of the Company, have you discussed any of the following with any individual or entity nominating you for election as a director of the Company, any individual or entity acting in concert or in parallel or towards a common goal with you or any individual or entity nominating you, any of your *related persons*, any other stockholder of the Company, any member of the media or press or any other person or entity: (i) any plans or proposals regarding a change of *control* of the Company (including a sale of the Company and, in such case, the terms under which such sale should take place, the value that should be obtained thereby and the analysis conducted to arrive at such terms and valuation (including the applicable discount rate)); (ii) any plans or proposals for the sale or other disposition of more than 20% of the Company's assets, as determined by the book value or fair market value of such assets; (iii) any plans or proposals for the sale or disposition of more than 20% of the Company's *equity securities* to one or more third parties; (iv) any plans or proposals to change the management or policies or investment policies of the Company; or (v) any changes to the Company's leadership or business strategy?

YES _____   NO __________

If yes, please identify the individual or entity with whom you had such discussion(s), describe any such plans or proposals, and discussions related to any of the foregoing, in detail and provide copies of any emails or other written correspondence regarding such plans or proposals.

34

(e)   If you have been nominated to become a director of the Company, have you had discussions with any individual or entity nominating you for election as a director of the Company, any individual or entity acting in concert or in parallel or towards a common goal with you or any individual or entity nominating you, any of your *related persons*, any other stockholder of the Company, any member of the media or press or any other person or entity, in each case, regarding such person's plans or proposals relating to or thoughts or views concerning: (i) any Company matters or business which it intends to introduce or act upon at any upcoming meeting of the stockholders of the Company; (ii) how such individual or entity plans to vote its shares of the Company's *equity securities*, or how it believes shares should be voted, at any upcoming meeting of the stockholders of the Company; or (iii) such individual's or entity's plans, strategies or objectives with respect to the Company or its investment in the Company's *equity securities*?

YES ____✓____   NO _____

If yes, please identify the individual or entity with whom you had such discussion(s), describe any such plans or proposals in detail and provide copies of any emails or other written correspondence regarding such plans or proposals.

I've discussed some of these matters with John Petry of Sessa Capital

(f)   If you have been nominated to become a director of the Company, have you had discussions with any individual or entity nominating you for election as a director of the Company, any individual or entity acting in concert or in parallel or towards a common goal with you or any individual or entity nominating you, any of your *related persons*, any other stockholder of the Company, any member of the media or press or any other person or entity regarding the Company's strategic review process or strategies to maximize the value of the Company, including but not limited to any sale of the Company or any acquisitions, mergers, spin-offs, divestitures or sales of debt or *equity securities*?

YES ____✓____   NO _____

35

If so, please identify such third parties and provide a detailed description of such discussions, including any related analysis, emails, correspondence or documentation. Please also disclose whether you believe, or if any of such persons have expressed the view that, any one specific strategic alternative (such as a sale of the Company) is the only appropriate or viable alternative for the Company to pursue and, if so, please provide a detailed explanation of the rationale for such belief or view.

John Petry and I have discussed the importance of furthering all shareholders interests by evaluating all strategic alternatives.

(g) If you have been nominated to become a director of the Company, have you had any discussions or have any of your *related persons* had any discussions with any person or entity encouraging or discouraging such person or entity with respect to purchasing any *equity securities* of the Company, Ashford Hospitality Trust, Inc., Ashford, Inc., or parents, subsidiaries or affiliates of any of the foregoing, or any derivatives or other financial instruments in any way derived from, based upon or related to any *equity securities* of the Company, Ashford Hospitality Trust, Inc., Ashford, Inc., or parents, subsidiaries or affiliates of any of the foregoing?

YES _____   NO _____✓_____

If so, please identify such third parties and provide a detailed description of such discussions, including any related analysis, emails, correspondence or documentation.

(h) If you are, or have been chosen to become, an *executive officer* of the Company, were you selected as an officer pursuant to any arrangement or understanding between yourself and any other individual or entity (except directors and officers of the Company acting solely in their capacities as such)?

YES _____   NO _____   *N/A*

If yes, provide the names of the other individual(s) or entity(ies) and a brief description of the arrangement or understanding.

Question 21: Voting Commitments.

    (a)   If you are, or have been nominated to become, a director of the Company, are you party to any agreement, arrangement or understanding with, or any commitment or assurance to, any person as to how you, if elected as a director of the Company, will act or vote on any issue or question.

YES _____   NO ____✓_____

If yes, please describe any such voting commitment.

    (b)   If you are, or have been nominated to become, a director of the Company, have you ever had discussions with any other person related to how you, if elected as a director of the Company, will act or vote on any issue or question?

YES _____   NO ____✓_____

If yes, please identify the counterparty to such discussion and the details of such discussion in detail.

Question 22: Interest in Company Matters

(a)   Do you or any of your *related persons* have any interest (direct or indirect) by security holdings or otherwise, in any matter (i) which may be acted upon at any meeting of stockholders or (ii) relating to the Company or any affiliate thereof (other than an interest arising from the ownership of *equity securities* where you or such *related person*, as applicable, receives no extra or special benefit not shared on a pro rata basis by all other holders of the same class or series of *equity securities*)?

YES _____   NO ___✓_____

If yes, please describe the nature of such interest.

Question 23: Meeting Attendance.

N A

Please respond to the following questions only <u>if you are currently a director of the Company</u>.

(a)   The Company's records indicate that of the [___] board meetings held during the fiscal year ended December 31, 2015, you attended [___] of these meetings, and that of the [___] meetings of the [___] committee(s) on which you serve, you attended [___] of these meetings. Is this correct?

YES _____   NO _____

If no, please provide correct information.

(b)   Did you attend the most recent (2015) Annual Meeting of Stockholders?

YES _____   NO _____

38

Question 24:   Compensation from Third Parties and Compensation to Immediate Family Members.

(a)   Did you receive any amount (including any perquisites or other personal benefits) from any third party (individual or entity) or become a party to (or did anyone propose that you become a party to) any agreement, arrangement or understanding with any third party (individual or entity), or otherwise have discussions with any third party regarding any such agreement or arrangement, in each case, other than the Company, the primary purpose of which was or is to furnish to you direct or indirect compensation, reimbursement or indemnification in connection with services rendered by you to the Company or its subsidiaries?

If you have any questions about whether an item is a perquisite or personal benefit, please resolve the issue in favor of disclosure.

YES _____   NO ____✓_____

If yes, state the amount of the compensation and describe the transaction or relationship and provide a copy of any emails or written materials or correspondence with respect to any such discussions or agreement, arrangement or understanding.

(b)   Have you received from your employer or any other person or entity any bonus or other compensation that was based on, or tied to, payments to or from the Company, transactions with the Company or financial arrangements involving the Company?

YES _____   NO ____✓_____

If yes, state the amount of the bonus or compensation and describe the transaction or relationship.

39

(c)   Have any of your *immediate family members* or *related persons* received any amount from the Company or its subsidiaries, under any transaction or due to any relationship, the primary purpose of which was to furnish compensation to you for services rendered to or with respect to the Company or its subsidiaries?

YES _____   NO _____✓_____

If yes, state the amount of the compensation and describe the transaction or relationship.

Question 25: Relationships with Outside Auditor.

(a)   Do you or any of your *immediate family members* or *related persons* have any direct or material indirect business relationships with BDO USA, LLP, the Company's outside auditor, or any of its affiliates, other than through services such entities provide to the Company?

"Indirect" business relationships should be disclosed where they are, or may be, significant, including, for example, where you or an *immediate family member* or *related person* is a substantial owner of an entity that has a significant business relationship with the Company's outside auditor.

YES _____   NO _____✓_____

If yes, please provide the name of the person or entity that has the business relationship, a description of the business relationship, and the dollar amounts involved.

(b)   If you are, or have been chosen to become, an *executive officer* of the Company, have you or any of your family members received tax advisory or related services from BDO USA, LLP, the Company's outside auditor, since January 1, 2015? For purposes of this question, "family members" include only your spouse, spousal equivalent, and dependents.

NA

YES _____   NO _____

If yes, please explain.

Question 26: Compensation Adviser Conflicts of Interest/Independence.

Below is a list of each compensation consulting firm and other consultant or adviser that, since January 1, 2015:

(a)   provided advice on the Company's executive or director compensation; or

(b)   provided advice on other matters to the Company's compensation committee.

The list also includes individuals working at the firm(s) who provided the advice.

FIRMS

AON Hewitt

INDIVIDUALS

William J. O'Connor

41

As to each firm and any such individual(s):

(a)   Do you or any of your *immediate family members* or *related persons* currently serve or have you or any of your *immediate family members* or *related persons* served as a partner, member, consultant or employee of that firm?

YES _____   NO ____✓_____

(b)   Have you or any of your *immediate family members* or *related persons* had any business or personal relationship with that firm or with the individual(s) working at that firm who provided the advice?

YES ___✓_____   NO _____

We used Radford (an AON company) for comp consulting at STTO

If you are a director or *executive officer* of another organization that uses the same compensation consulting firm as the Company, or uses another adviser that also works with the Company, you need not provide information about that firm unless the same individuals are involved in providing advice to both the other organization and the Company, or there are unusual circumstances (for example, you were primarily responsible for the other organization's decision to hire the compensation consultant or adviser, or you work closely with the compensation consultant or adviser in your capacity at the other organization).

(c)   Do you know of any other factors or relationships involving (i) that firm or the individual(s) working at that firm who provided the advice, and (ii) the Company or any Company director or *executive officer*, that may create an actual or apparent conflict of interest or independence issue with respect to the work of that firm?

YES _____   NO ____✓_____

If the answer to any of foregoing questions is yes, provide details below. If you or your *immediate family members* or *related persons* participated in that firm's compensation consulting practice, or personally worked on the Company's compensation matters, you should include information about that.

Question 27: Transactions Involving Iran and Certain Other Parties.

Have you or any *related person*: (a) participated in any transactions involving Iran or the Government of Iran, including but not limited to: (i) transactions relating to Iran's petroleum industry, and (ii) transactions that could facilitate Iran's development or acquisition of weapons of mass destruction or other advanced weapons; or (b) participated in any transactions with persons or entities that the U.S. government has identified as being involved with terrorism or weapons of mass destruction?

For purposes of this question:

- "Participated" in a transaction includes situations where you are not directly involved in the transaction, such as a transaction on your behalf or a transaction where you have a significant relationship with another party (such as a family member or entity) involved in the transaction. If you have a question about whether you "participated" in a transaction, you should resolve the issue in favor of disclosure or consult with the Company's legal counsel.

- A "transaction" includes but is not limited to any transaction involving the provision of goods, services, technology, financing or other support.

- The Government of Iran includes any political subdivision, agency or instrumentality of the Government of Iran, any entity at least 50% owned (or otherwise *controlled*) by the Government of Iran, and any person acting for or on behalf of the Government of Iran.

- If you are a director or *executive officer* of another public company (or have been during the last fiscal year), you need not provide information about any Iran-related activities involving that company.

YES _____   NO ____✓____

If yes, please give specifics:

43

Question 28: **Compliance with "Outside Director" Requirements of Internal Revenue Service Regulation 1.162-27(e)(3).**

Please respond to the following questions only if you are, or have been nominated to become, a director of the Company. If you also are an *executive officer*, or have been chosen to become, an *executive officer*, you may skip these questions.

    (a)   Are you ~~are~~ a former employee of the Company, its parent or any of its subsidiaries (for purposes of this question, the Company, its parents and its subsidiaries are referred to collectively as the "Affiliated Group") who received compensation for your prior services (other than benefits under a tax-qualified retirement plan) since January 1, 2015?

    YES _____   NO ___✓___

If yes, please state the amount and nature of the compensation and the member of the Affiliated Group from which the compensation was received.

    (b)   (i) Since January 1, 2015, did you or any entity (including any sole proprietorship, trust, estate, partnership, corporation or other entity) in which you own, or have owned, in excess of a 50% beneficial ownership (as defined in Section II above) interest: (1) receive payments, either directly or indirectly, from a member of the Affiliated Group in exchange for property or services (other than your service as a director) provided to the Affiliated Group; or (2) enter into any (or remain a party to any previously entered into) agreement by which you or the entity are entitled to receive payments for property and services provided to the Affiliated Group?

    YES _____   NO ___✓___

44

(ii) (1) Are you, or have you been since January 1, 2015, an employee of or self-employed by; or (2) have you owned since January 1, 2015, a beneficial ownership interest (as defined in Section II above) of at least 5% but not more than 50% in: any entity (including any sole proprietorship, trust, estate, partnership, corporation or other entity) to which the Affiliated Group made or proposes to make any payments in exchange for property or services (other than services as director of a member of the Affiliated Group)? For purposes of this question, being "an employee of or self-employed by" an entity includes serving as a partner, principal or member of, and serving as a consultant, independent contractor or in a similar role at, the entity.

YES _____ NO _____✓_____

If yes, does the amount of the payments made or proposed to be made by the Affiliated Group exceed the lesser of: (i) 5% of the entity's gross revenues for its last fiscal year; or (ii) $60,000?

YES _____ NO _____ N A

(iii) Are you, or have you been since January 1, 2015, employed or self-employed by an entity (including any sole proprietorship, trust, estate, partnership, corporation or other entity) that performed personal services for the Affiliated Group? For purposes of this question: (1) being "an employee of or self-employed by" an entity includes serving as a partner, principal or member of, and serving as a consultant, independent contractor or in a similar role at, the entity; and (2) "personal services" includes personal or professional services such as legal, accounting, investment banking, management consulting and similar services.

YES _____ NO _____✓_____

If your response to any part of Question (b) is yes, please indicate the amount of each payment, the goods or services provided, the Affiliated Group member making or required to make the payments, and, if payment is not made to you, the nature of your interest in the entity receiving payment.

Question 29: Transactions with Promoters.

If you are a promoter of the Company, please:

45

(a)   State the nature and amount of anything of value (including money, property, contracts, options or rights of any kind not reported elsewhere herein) received, or to be received, by you, directly or indirectly, from the Company and the nature and amount of any assets, services or other consideration received, or to be received, by the Company.

(b)   As to any assets acquired, or to be acquired, by the Company from you, state the amount at which the assets were or are to be acquired and the principle followed or to be followed in determining the amount and identify the persons making the determination and their relationship, if any, with the Company or any promoter. If the assets were acquired by you within two years prior to their transfer to the Company, also state the cost to you.

For purposes of this question, a "promoter" includes: (a) any person who, acting alone or in conjunction with one or more other persons, directly or indirectly took initiative in founding and organizing the business or enterprise of the Company; or (b) any person who, in connection with the founding and organizing of the business or enterprise of the Company, directly or indirectly received, or will receive, in consideration of services or property, or both services and property, 10% or more of any class of securities of the Company or 10% or more the proceeds from the sale of any class of such securities. However, a person who received, or will receive, such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph if the person did not otherwise take part in founding and organizing the Company.

Answer:

NA

Question 30: Other Circumstances.

Are you aware of any circumstances or other information not otherwise disclosed in your answers to the other questions herein which might impair your suitability to be a director of a company whose shares or securities are listed on the NYSE or would otherwise affect the import of any of the other answers to the above questions?

YES _____   NO _____√_____

46

If your response is yes, please describe such circumstances or other information in detail below.

If you are, or have been nominated to become, a director of the Company, please also complete the independence questionnaire that is attached hereto as **Attachment A.

I hereby acknowledge, by my execution and dating of this Questionnaire in the places indicated below, that my answers to the foregoing questions are true and correct to the best of my information and belief. If I am a nominee for director, I confirm my consent: (a) to being named as a nominee in the proxy statement; and (b) to serve if elected at the Annual Meeting. If I am a nominee for director, I agree, if elected, to abide by the Company's Bylaws, Corporate Governance Guidelines and Code of Business Conduct and Ethics, including all conflict of interest, confidentiality, stock ownership and insider trading policies and guidelines of the Company.

If at any time before the Annual Meeting I discover that my answer to any question was inaccurate, or if any event occurs subsequent to my completion of this Questionnaire would require a change in my answers to any questions, I agree to contact David Brooks by telephone at (972) 778-9207 immediately.

DATED: 1/8/16



(Signature)

APPENDIX A

SUBSIDIARIES

AHP SMA GP, LLC

AHP SMA, LP

Ashford Chicago GP LLC

Ashford Chicago LP

Ashford Chicago Junior Mezz LLC

Ashford Chicago Senior Mezz LLC

Ashford HHC III LLC

Ashford HHC Partners III LP

Ashford Hospitality Prime, Inc.

Ashford Hospitality Prime Limited Partnership

Ashford Prime OP General Partner LLC

Ashford Prime OP Limited Partner LLC

Ashford Philadelphia Annex GP LLC

Ashford Philadelphia Annex LP

Ashford Pier House GP LLC

Ashford Pier House LP

Ashford Pier House Mezz A LLC

Ashford Pier House Mezz B LLC

Ashford Plano-M LP

Ashford Prime TRS Corporation

Ashford San Francisco II LP

Ashford Sapphire III GP LLC

Ashford Sapphire VII GP LLC

Ashford Seattle Downtown LP

Ashford Seattle Waterfront LP

Ashford Tampa International Hotel, LP

Ashford Thomas LLC

Ashford TRS Chicago II LLC

Ashford TRS Chicago Junior Mezz LLC

Ashford TRS Chicago Senior Mezz LLC

Ashford TRS Philadelphia Annex LLC

Ashford TRS Pier House LLC

Ashford TRS Pier House Mezz A LLC

Ashford TRS Pier House Mezz B LLC

Ashford TRS Sapphire III LLC

Ashford TRS Sapphire VII LLC

Ashford TRS Yountville LLC

Ashford Yountville LP

Ashford Yountville GP LLC

CHH III Tenant Parent Corp.

CHH Capital Hotel GP LLC

CHH Capital Hotel Partners LP

CHH Capital Tenant Corp.

CHH Torrey Pines Hotel GP LLC

CHH Torrey Pines Hotel Partners LP

CHH Torrey Pines Tenant Corp.

RC Hotels (Virgin Islands), Inc.

APPENDIX B

IMMEDIATE FAMILY MEMBER *EXECUTIVE OFFICER* POSITIONS AND BUSINESS OWNERSHIP

Name of *Immediate Family Member*	Relationship to You	Name of *Immediate Family Member*'s Business or Entity	*Executive Officer* or Ownership Position(s)
	NONE		

PHILIP B. LIVINGSTON

CORPORATE EXECUTIVE
CEO / COO / PRESIDENT

Seasoned operating professional with broad leadership experience. Proven track record of fixing tough business problems, focusing on bottom-line results and enhancing shareholder value; repeated role as change agent and turnaround executive, streamlining processes to optimize productivity and aligning employees toward key objectives.

CEO experience with three companies. Former director of numerous public companies. Past CEO of Financial Executives International, the not-for-profit professional association for financial officers. CFO experience with four public companies. Corporate finance experience specialized in public market financings with two initial public offerings (IPO), numerous secondary offerings and investor relations.

EXECUTIVE MANAGEMENT EXPERIENCE

MAY 2014 – OCTOBER 2015 – CEO - AMBASSADORS GROUP INC – SPOKANE, WA

AGI was a public company (NASD:EPAX) in the student travel industry. The company operated the People To People Ambassadors brand. Revenues of $100M and 14,000 travelers attended company programs on all seven continents. Brought in by activist shareholders to restructure the company, reduce expenses, dispose of non-strategic assets and evaluate strategic direction.

- After completing one full business cycle and evaluating a number of strategic alternatives and exit strategies, recommended that the company be dissolved and liquidated before significant shareholder value was lost.
- Implemented wind down and distributed excess cash to shareholders, and closed the business in a successful soft landing for employees and vendors.
- Sold non-strategic assets including a business unit and large headquarters facility.
- Delayered the organization structure and reduced headcount by 20% within 60 days of joining the company.
- Integrated digital media tactics to ongoing direct mail campaign and information meetings go-to-market business model. Implemented streaming video broadcasts and other digital marketing programs to align product marketing with customer preferences.

APRIL 2009 – OCTOBER 2013 – LEXISNEXIS CORPORATION – NEW PROVIDENCE, NJ
2012 – 2013 CEO - MARTINDALE-HUBBELL (LAWYERS.COM)
2009 – 2012 CEO - LEXISNEXIS MARKETING AND BUSINESS SOLUTIONS DIVISION
APRIL 2009 – SEPTEMBER 2009 – SVP – PRACTICE MANAGEMENT SOFTWARE SOLUTIONS

Martindale-Hubbell was the leader in online marketing services for attorneys. The division had $200M in revenue, 600 employees and provided marketing services to 25,000 law firm clients. Services included lead generation, website design, SEO, social media campaigns coupled with proprietary connections to the authoritative attorney and law firm directory. The digital properties included Lawyers.com, the leading destination for consumers looking for a lawyer or legal information, and Martindale.com, the leading destination for lawyers seeking lawyers in a specialized practice area or local geography.

- Focused strategy and resources on lead generation web-based services for small law firms. Spearheaded review of cost structure, organization structure and productivity analysis. Implemented recommendations that delayered and significantly reduced headcount and total operating costs.
- Drove Lawyers.com content and user experience improvements producing over three million unique visitors a month. Fast moving market required constant innovation and reinvention of products for mobile devices. Launched APIs and mobile apps at early stages of those developments.
- In 2012 tasked with leading the disposition/sale of Martindale-Hubbell, as marketing services was no longer strategic to the broader company. Sale successfully closed on October 31, 2013.
- For most of LexisNexis tenure, led the broader Marketing and Business Solutions division included Martindale-Hubbell and a collection of leading legal software applications. Total revenue under my management was

PHILIP B. LIVINGSTON

$280M. Applications included SaaS and enterprise offerings. Specific products included InterAction (CRM), PCLaw (accounting and billing), TimeMatters (matter management), Juris, Redwood Analytics and atVantage.
- Initially brought in to run the software solutions business leveraging my software experience at Approva and Broadsoft. Promoted to run a broader piece of LexisNexis after five months.

2007 – 2009 – TOUCHTUNES MUSIC CORPORATION – NEW YORK, NY
CHIEF FINANCIAL OFFICER
TouchTunes has 36,000 digital jukeboxes in bars and restaurants in North America. The company designs, manufactures and distributes jukeboxes through a direct sales force and distributor network. The company was privately held and had $70M in revenue and approximately 150 employees.
- Initially recruited to join the company's board of directors, but the company was in severe financial distress and needed a CFO. Within 60 days of joining the company, completed a $50M debt refinancing with Goldman Sachs.
- The company became profitable during my tenure. Implemented significant cost reduction programs and strong inventory controls.
- The company also completed two acquisitions during 2007 and 2008.

MARCH 2006 - SEPTEMBER 2006 – DUFF & PHELPS, LLC – NEW YORK, NY
CHIEF FINANCIAL OFFICER
Duff and Phelps is a professional services firm that provides valuation, investment banking and consulting to corporate clients.
- Introduced by Vestar Capital as the business had recently been divested by McGraw Hill.
- Managed all finance and accounting operations. Principle challenge and accomplishment was post-acquisition integration of financial operations of $140 million consulting business.
- Completed difficult first-time, external audit and creation of financial statements for the new entity.

2003 – 2005 – WORLD WRESTLING ENTERTAINMENT – STAMFORD, CT
CHIEF FINANCIAL OFFICER AND MEMBER OF THE BOARD OF DIRECTORS
WWE is an integrated media and entertainment company producing the top-rated television shows Raw and SmackDown! WWE is listed on the NYSE, employed 400 people and had revenue of $375M. The business is 70% owned by the McMahon family.

- Dramatically improved profitability by reducing overhead costs and implementing systematic budget and business review processes. In one year, operating income reached $80M compared to $27M in the year prior to my arrival. Generated analyst research coverage from four new firms. There was no analyst coverage prior to my arrival. Completed $81M secondary stock offering on behalf of selling family members. UBS acted as lead underwriter. Initiated and completed the implementation of full ERP system – JD Edwards.
- Responsibilities included finance, investor relations, planning, information technology and facilities.

1999 - 2003 – FINANCIAL EXECUTIVES INTERNATIONAL – FLORHAM PARK, NJ
PRESIDENT AND CHIEF EXECUTIVE OFFICER
FEI is the preeminent membership association for chief financial officers, controllers and treasurers. FEI is a not-for-profit with revenue of approximately $10M and 50 employees.
- Installed as CEO to revitalize and turn around the 70-year-old institution as a contemporary and technology–driven organization. Greatly increased advocacy efforts on behalf of finance profession.
- Significant participation in formulation and passage of the Sarbanes Oxley Act of 2002 culminating in White House signing ceremony.
- Personally led web-based product development through high-energy management style, technological know-how and creativity.
- Implemented many new communication and web-based initiatives that received dramatic, positive member/customer reaction. Led a staff of 50, board of 25 and $10 million operation.

1995 - 1998 – CATALINA MARKETING CORPORATION - ST. PETERSBURG, FL
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

PHILIP B. LIVINGSTON

Catalina Marketing is an in-store marketing services company. Its network of computers and printers in installed in over 40,00 retail grocery and drug stores. The company was public and had revenue of $350M. It is now privately owned by Berkshire Partners.

- Member of executive management group with full responsibility for finance, information technology, investor relations and human resources. Managed overall staff of approximately 120.
- Operational responsibilities for 80-person technology department that developed, maintained and implemented the company's core in-store promotions. P&L and operational responsibility for the company's internet business, Supermarkets OnLine.
- Significant accomplishments included upgrading finance, information technology and human resources staff, reducing the capitalization of the company by 8% through $50 million share repurchase.
- Recipient of 1996 President's Club Award.
- The company experienced substantial revenue, earnings and cash flow growth through a unique combination of packaged goods marketing competency and software engineering.

1993 - 1995 – CELESTIAL SEASONINGS , INC. - BOULDER, CO
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Celestial Seasonings is the leading specialty team manufacturer in the US. It remains a famous story of entrepreneurial achievement. The company had $90M in revenue. Today the brand is part of Hain-Celestial.

- Awarded 1994 Chairman's Golden Tea Cup Award as the outstanding executive of the year.
- Successfully completed $42M initial public offering four months after joining the company. Simultaneously closed $38M credit facility, bringing total refinancing to $80M. Subsequently completed secondary offering on behalf of private equity sponsor Vestar Capital, completing their exit and participation in the investment.

1989 - 1993 – KENETECH CORPORATION - SAN FRANCISCO, CA
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Kenetech was an independent power company and owned U.S. Wind Power, an early pioneer in wind power. The company owned and operated thousands of wind turbines in California. Today its windplant operations and products are owned by GE.

- Responsible for all finance and administration of this $250M, 500 employee, alternative energy company. Completed initial public offering consisting of $100M public senior note offering (rated B/B3). Direct management responsibility for energy plant operations for 250 megawatt wind power facility staffed by 150 employees. Closed $21M private placement of convertible preferred stock. Coordinated $10M "Dutch auction" stock repurchase from shareholders and $25M limited partnership buy-back. Recipient of 1990 CEO's Award for Outstanding Planning.

1985 - 1989 – GENENTECH, INC. - SOUTH SAN FRANCISCO, CA
MANAGER OF GENERAL AUDIT; MANAGER OF CAPITAL PLANNING; FINANCIAL REPORTING COORDINATOR

Genentech is the well-known biotechnology industry pioneer.

- Joined the company just prior to the approval and launch of the company's first commercial recombinant DNA pharmaceutical product. Personally conceived and designed early buyout of R&D partnerships. Transactions represented $450M acquisition. Represented accounting function in $150M convertible debt public offering.

1982 - 1985 – ARTHUR YOUNG & COMPANY - SAN FRANCISCO, CA
SENIOR AUDIT ACCOUNTANT

1980 - 1981 – OAKLAND RAIDERS - OAKLAND, CA

- Offensive tackle. Made the roster as a first year, free agent of the 1981 World Champion Raiders. No real playing time unfortunately. Specialized in the practice squad and bench action behind Art Shell and Henry Lawrence. Unmatched experience as participant on a team that achieved its ultimate goal.

EDUCATION AND CERTIFICATIONS

- Master of Business Administration, University of California, Berkeley

PHILIP B. LIVINGSTON

- Bachelor of Arts and Bachelor of Science, University of Maryland, College Park
- Certified Public Accountant

ACHIEVEMENTS

Member, The Economic Club of New York. Past member of advisory councils to the Financial Accounting Standards Board and the International Accounting Standards Board. Named Outstanding Alumnus of ODK, National Leadership Society.

BOARD DIRECTORSHIP EXPERIENCE

2014 – PRESENT – SITO MOBILE
- SITO is an emerging public company in the mobile advertising industry.

2014 – PRESENT – RAND WORLWIDE
- Rand is a leading VAR of computer aided design (CAD) software. The company specializes in the support and training of AutoDesk applications. Kamin Limited Partners introduced me to the company.

2007 – 2012 – NEXSAN TECHNOLOGIES, INC. – THOUSAND OAKS, CA – DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- Nexsan, a private company, is a leading provider of secondary storage devices an archival compliance software. Nexsan was sold to a strategic investor in 2012. RRE Ventures introduced me to Nexsan.

2005 – 2010 – BROADSOFT CORPORATION – GAITHERSBURG, MD - DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- Broadsoft went public in 2011 and is the leading provider of voice over the Internet enterprise software. Columbia Capital introduced me to this opportunity.

2007 – 2010 – SEITEL, INC. - HOUSTON, TX – DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- Seitel is a leader in oil and gas seismic data. The company was recently taken private by ValueAct Capital in a leveraged buyout with $400 million of high-yield debt and a $300 million equity investment. ValueAct introduced me to the company.

2003 – 2009 – APPROVA CORPORATION – RESTON, VA – DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- Approva was an enterprise software development company focused on ERP system controls. The company was private and venture capital-backed by New Enterprise Associates, Columbia Capital, Novak Biddle and Sierra Ventures. Approva was sold to a strategic investor in 2009. Active role in 2005 assisting with sales opportunities and strategic initiatives. Leveraged relationships to introduce the company to their first customers in 2003. NEA introduced me to this opportunity.

2003 – 2009 – COTT CORPORATION – TORONTO - DIRECTOR, AUDIT COMMITTEE CHAIRMAN & GOVERNANCE COMMITTEE
- Cott is the leading manufacturer of retailer-branded carbonated soft drinks. The company has revenue of $1.5B, and is listed on the NYSE. Korn Ferry introduced me to this opportunity.

2007 – 2008 – QLT, INC. – VANCOUVER, BC – DIRECTOR
- QLT is a publicly traded pharmaceutical company focused ocular therapeutic drugs and drug delivery. The company was under significant pressure from activist shareholders. During my year on the board, we significantly downsized the company and hired Goldman Sachs to evaluate strategic alternatives and liquidate many assets. Jana Partners introduced me to the company.

2005 – 2006 – MSC SOFTWARE, INC. – SANTA ANA, CA – DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- MSC is a $400M provider of virtual product development software. NASTRAN is used by the aerospace and automotive industries to develop and certify products in a safe and efficient manner. The company was delinquent in its SEC filings and without an auditor when I joined as audit committee chairman. We successfully restated previously issued financial statements and regained listing on the NASDAQ. ValueAct Capital introduced me to the company.

2003 – 2005 – INSURANCE AUTO AUCTION, INC. – CHICAGO, IL – DIRECTOR & AUDIT COMMITTEE CHAIRMAN
- IAAI is a leading automobile salvager on behalf of insurance companies. In 2005 the board ran a formal auction process and sold the company in a very successful $385M transaction. Stock tripled during my tenure. IAAI's board was number 2 in the Chicago Tribune's top boards list in 2005. IAAI was listed on NASDAQ. ValueAct Capital introduced me to the

company.

2003 – 2004 – CATALINA MARKETING CORPORATION — ST. PETERSBURG, FL – DIRECTOR

- Joined the board during a financial reporting restatement crisis. Successfully retained new auditors and got the company back on track with NYSE and other regulators. Catalina is the leading behavior-based electronic marketing services company. The opportunity to serve a company where I previously served as CFO was a personal highlight and very rewarding.

2000 – 2002 – INTRADADO CORPORATION – BOULDER, CO – DIRECTOR & AUDIT COMMITTEE CHAIRMAN

- Intrado provided 911 data quality assurance services to the telecom industry. The company was listed on the NASDAQ.



Sessa Capital

March 2016

PRESENTATION TO SHAREHO
ASHFORD HOSPITALITY PRIM

Introduction to Sessa Capital

- Sessa Capital is a New York-based investment advisor that focuses on value and special si

- The firm was founded in 2012 by John Petry and currently manages approximately $350 r

- Sessa's investment objective is to outperform the broad equity market indices over a mul horizon by managing a long-biased, flexible, and concentrated portfolio comprised of attr situations.

- Sessa's fundamental, value-focused investing strategy has long term-oriented investors w Sessa's investment philosophy.

- Activism has been forced upon Sessa by the actions of AHP's management and Board – tl time as an activist. Sessa is seeking to protect the interests of its investors and all shareh actions of a company in which Sessa holds an interest.

- Sessa made its first investment in AHP over a year ago. Sessa is AHP's third largest sharel ownership of the common shares.

Sessa Capital

Table of Contents

Sessa Capital

Executive Summary

- AHP is an externally managed REIT with total shareholder return (including dividends) that trails investors having lost 47% since it listed versus a Peer Group return of approximately 8% – <u>a stag underperformance.</u>

- AHP's corporate governance may be 'worst in class' and justifies wholesale change at the Board



AHP stock price from 11/20/13, vs Company-defined peers, through 3/18/16

1) AHP's self-selected peer group is Chesapeake Lodging Trust, DiamondRock Hospitality Co., Lasalle Hotel Properties, Pebblebrook Hotel Trust Sunstone Hotel Investors, Inc. <u>All data in this presentation is current as of 3/18/16 unless otherwise noted.</u>

Sessa Capital

Executive Summary

- In AHP's brief history, management's actions have destroyed substantial shareholder valu shareholder return has significantly lagged its peer group. We believe this results from fc issues:

  - **Governance Failures**: AHP's advisory agreement has abrogated independent oversigh accountability. The CEO, through the externally managed structure, essentially repor example, AHP's Board greatly restricted its ability to sell assets and relinquished its al CEO.

  - **Conflicts in Capital Allocation and Transactions:** AHP has allowed AINC to have misa incentives to pursue growth over per share value, leading to questionable equity issu acquisitions and an investment in an illiquid hedge fund managed by AINC and Chairr

  - **Misaligned Cross-Ownership**: Chairman Bennett and his family currently own a large AINC than AHP. Once the Remington transaction closes, the Bennett family will own c about 5x their ownership percentage of AHP. It is in Chairman Bennett's economic in over AHP.

  - **Conflicted Board**: AHP's Board is plagued by multiple personal conflicts of interest: lo with Chairman Bennett, meaningful financial support of directors by Chairman Benne interlocking relationships have resulted in a Board that has been overly accommodati Bennett.

(1) On a fully diluted, as converted basis pro forma for the pending Remington transaction.

Sessa Capital

Executive Summary – Governance Failures

- The Board has overseen the expansion and redefinition of an advisory agreement termin now says could be **"hundreds of millions of dollars"** and applies in multiple scenarios. In Chairman Bennett estimated the fee would be $4-5 per share (about half of market cap). now refuses to disclose by how much it has increased.

- The Board has taken numerous entrenchment measures, including:

    - Approving the sale of voting shares for 1¢ per share to insiders, including Chairman B

    - Threatening to apply the termination fee to the election of Sessa's nominees

    - Filing two lawsuits against Sessa, AHP's third largest shareholder, to seek to disenfran at the upcoming annual meeting

    - Restricting, via the termination fee, its own ability to sell more than 1 hotel per year

> **The termination fee is excessive, unreasonable, and impossible to calculat**
> **The current Board has made it worse**

Sessa Capital

Executive Summary – Current Board Worsens Term

AHP claimed in its 2/3/16 press release, "The magnitude of the termination fee that Sessa is remains unchanged." History and AHP's own words tell a different story:



11/20/13
AHP Spin-off

8/7/15
Chairman Bennett stated that the termination fee is "as low as a buck and change" per AHP share

10/20/15
Termination fee estimated as $4 to $5 per share or about $150 million

2013 | 2014 | 2015

5/13/14
First Amendment removes ability to pay a termination fee of 3x base + incentive fees (about $30 million) if termination is due to unsatisfactory performance or unfair fees

6/10/15
Third Amendment (1) changed defined term of "Net Earnings" to mean "Adjusted EBITDA", (2) applied fee to asset sales of 1 or more hotel in a year, (3) created Proxy Penalty, and (4) changed formula to use multiples on TEV/EBITDA instead of net earnings

2/3/16
AHP states: " magnitude of termination fe Sessa is compl about rema unchanged

AHP's Board approved the change in the definition of "Net Earnings" to instead Adjusted EBITDA. The fee is applied in more situations and is much more expe The Board's ability to remove advisor at 3x base fee in certain circumstances was re

Sessa Capital

Executive Summary – The Sessa Solution

- Only a new, majority slate will address all of the governance issues facing AHP. Sessa's hi
  unconflicted nominees include individuals with:
  - Experience as a long-time REIT CEO and real estate developer
  - Experience as a public company CEO and CFO, along with multiple public company di
  - Investment banking hospitality experience and service as a board member of multipl
  - A strong reputation as a well-known corporate governance expert, professor, and aut
  - Significant investment management experience and material alignment with shareho
    principal of 8.2% shareholder in AHP)

Most important: our nominees have no pre-existing relationships with manag
that compromise their independence. Existing hotel management contracts
remain in place

Sessa Capital

I	**AHP Background and History**
II	AHP's Fundamental Failings Harming Shareholder Value
III	Sessa's Nominees
IV	Sessa's Goals

Sessa Capital

AHP at a Glance

- AHP is a real estate investment trust (REIT) that owns high-end hotels throughout the United States.

  - AHP was distributed in a spin off on 11/20/13 from Ashford Hospitality Trust (AHT).

  - AHP focuses on high "RevPAR" (revenue per available room) hotels and owns 12 hotels with nearly 4,000 rooms in six states, Washington D.C., and St. Thomas in the Virgin Islands.

  - AHP's hotel properties are managed by Marriott, Hilton, Accor, and Remington. AHP is "externally advised" by Ashford Inc. (AINC)

  - Chairman Bennett (CEO of AHP, AHT & AINC) and his father will own 56% of AINC, 5x their percentage interest in AHP.[1]

  - AINC takes substantial fees from AHP including, in 2015, $8.6m in base fees, $3.8m in incentive fees, $3.6m in equity-based compensation, and $1.8m in expense reimbursements.

(1) On a fully diluted, as converted basis pro forma for the pending Remington transaction.



Hilton La Jolla

AHP

Closing Price (3/18/2016)
Shares & Partnership Units Outstand
Market Cap (including Partnership U
Preferred Stock Liquidation Preferen
Consolidated Debt
JV partner's share of Consolidated De
Cash, Cash Equivalents, and Hedge F
Net Debt & Preferred Stock
Enterprise Value
2015 Comparable Hotel EBITDA (excl
interests)

2015 Comparable Operating Metrics
2015 ADR (Average Daily Rate)
2015 Occupancy
2015 RevPAR (Revenue Per Available

(all figures as of Q4 2015 Earnings Re
(all figures in millions other than sto

Sessa Capital

AHP is Significantly Undervalued Relative to its Pee

- We agree with Chairman Bennett that AHP is undervalued: *"We believe...private market imply share prices for [AHP] of...$27.60."* - Chairman Bennett, Second Quarter 2015 Con 7, 2015

- AHP's operating performance under its property management contracts with Marriott, H been solid, with Hotel EBITDA increasing 8.8% in 2014 and 8.5% in 2015 and RevPAR incre and 7.3% in 2015.

- AHP trades cheaply compared to its peers on multiple measures:

  - AHP trades at 10.1 times consensus 2016 EBITDA estimates. At current prices, AHP's an average of 11.4 times consensus 2016 EBITDA estimates.

  - Furthermore, we believe EBITDA meaningfully undervalues AHP because of its small corporate expense burden relative to its peers. At current pricing, AHP trades at an in estimated current year asset-level net operating income of over 10% versus a peer av

> **We agree with Chairman Bennett that AHP is undervalued. We disagree witl reason. We think that that the conflicts of interest, faulty corporate governanc capital allocation and related party dealings have deterred and frustrated inve**

Sessa Capital

Monty J. Bennett – One Man, Many Hats



Chairman/CEO



Chairman/CEO of External Manager



Chair



CEO and co-owner (with father Archie Bennett)



MONTY J. BENNETT



Chairman Partn

Sessa Capital

AHP's Unorthodox and Value-Impairing Advisory A

- AHP and AINC, its external advisor, share a common chairman of the board and CEO (Ben officers and senior management are the same.

- AINC collects a base fee from AHP based on AHP's total enterprise value and an incentive relative performance.

  - The base fee rewards asset growth, not shareholder return. (e.g., Bardessono, June 2

  - The incentive fee accretes even in years of negative shareholder return (such as in 20 include a traditional high-water mark.

- In addition, the termination fee is significantly above-market.

  - In our September 1, 2015 letter to AHP, we provided empirical support that a custom industry would be three times trailing fees or less. AHP's initial advisory agreement c formula in one of two termination fees (since eliminated).

  - Following our September letter, in the fall of 2015, AHP estimated their termination f five times this amount (approximately $150 million) and has since indicated that it m more: "hundreds of millions of dollars".

> **AHP's advisory agreement incentivizes empire building over shareholder ret**
> **Its drafting and terms are in line with Chairman Bennett's interests, not shareh**

Sessa Capital

Sessa Capital

Conflicts in Capital Allocation and Transactions

- Capital allocation and transactions have been burdened by the conflict with AINC and ha\
shareholders:

  - **<u>Failed to Sell Property</u>**: Announced a sale process for Courtyard Philadelphia, but con\
  incentives of their external manager to grow (not reduce) assets, failed to consumma\

  - **<u>Acquisition that Benefitted Chairman Bennett Personally</u>**: The Hotel Bardessono acq\
  Remington - an entity owned 100% by Chairman Bennett and his father - by giving Re\
  management contract pursuant to an exclusivity agreement.

  - **<u>Equity Issuance</u>**: Below Chairman's own (subsequent) NAV estimate, growing the ma\
  but diluting shareholders.

  - **<u>Seeded Chairman Bennett's Hedge Fund</u>**: Made $50 million hedge fund investment -\
  and AINC own 25% and 60%, respectively, of the hedge fund's general partner.

  - **<u>Above market purchase by AHP of AINC shares</u>**: Paid 59% premium to market to buy\
  out the largest outside shareholder in AINC, again benefitting Chairman Bennett.

> **AHP allocated capital and entered transactions that benefit Chairman Bennett at tl\
> of shareholders. This poor behavior has accelerated since Sessa first became a sh**

Sessa Capital

Excessive, Reckless, and Impenetrable Termination

- Over the last 2 years, the current AHP Board has revised the termination fee in multiple v shareholder-unfriendly and destructive to long-term value. The fee is:

    - **Excessive**: AHP says the fee is **"hundreds of millions of dollars."** This at a company w market capitalization is approximately $300 million. We believe that 3x base manage $25-30 million would be much closer to industry standards.

    - **Reckless**: There is no cap to this fee. If this fee increases and AHP's stock price declin conditions or continued poor governance, it could even exceed AHP's market cap.

    - **Impossible to Calculate**: Inputs require AINC cost allocations that are not disclosed a include "adjustments" to AINC's EBITDA that rest on AINC's discretion. It is so difficul not even AHP has been willing to estimate it beyond simply giving the imprecise rang millions of dollars".

    - **Self Enriching**: The fee is paid to AINC, a company where Chairman Bennett has engi transactions that would materially increase his and his father's economic interest to c

    - **Board Makes Bad Situation Worse**: The Board has approved changes that eliminated termination fee for unsatisfactory performance or unfair fees, applied the fee to elec and asset sales of more than one hotel in a single year, allowed a change to the much "Net Earnings" definition contrary to plain language, and removed supervision of the

(1) On a fully diluted, as converted basis pro forma for the pending Remington transaction.

Sessa Capital

Blocking a Fair Shareholder Election: Proxy Penalty

- Current AHP directors and AINC contrived an unprecedented mutual entrenchment schen Penalty". Through the advisory agreement, **which was never approved by shareholders**, may be triggered by the election of directors. This application of the termination fee (if le entrench both the advisor by keeping friendly directors in place and the incumbent direct very costly to replace them.

  - Management has indicated that the termination fee is "hundreds of millions of dollar charged to AHP if the shareholders do not elect the incumbent slate of directors or di the incumbents.

  - The Proxy Penalty goes beyond a staggered/classified board. Unlike a staggered/class generally requires 2 years to change a board majority, the Proxy Penalty purports to change for 5 years and was implemented without shareholder approval.

  - The current directors could easily eliminate the Proxy Penalty by "approving" the Ses limited purpose, while still campaigning against the Sessa nominees in the election.

  - We have sued to stop this. If current directors attempt to implement the Proxy Penalt pursue every remedy to prevent the payment or recover the payment from the curre

> **The Proxy Penalty further entrenches Chairman Bennett and incumbent directors at shareholders' expense by preventing a fair electio**

Sessa Capital

Penny Preferred – A Seizure of Common Voting Rig

- On February 2, 2016, AHP amended its operating partnership agreement to enable holde Partnership units to purchase preferred voting shares of AHP for <u>a penny</u> per share.

- These "Penny Preferred" would represent approximately 13.3% of AHP's voting interests and most of the shares would go to AHP insiders and family members.

- AHP previously made the following disclosure to shareholders on multiple occasions:

  - *"The management team of Ashford Trust, together with Mr. Archie Bennett, Jr., chairman emeritus c Ashford Trust, will own approximately 11% of the common units of our operating partnership. Unles common units are converted into shares of our common stock, <u>the holders of such common units wil</u> <u>power on matters voted on by our stockholders</u> as a result of such ownership "*

- However, Chairman Bennett now claims that he had wanted to offer the Penny Preferred as he stated on February 4, 2016.

- While called "governance enhancing" by AHP, this newly created voting power would be insiders and was never approved by shareholders. It could also jeopardize AHP's NYSE list

> **Simply put, when faced with a proxy fight, AHP's incumbent directors agreed 13.3% of the vote to predominantly insiders in the midst of a contested electi the bargain basement price of $43,750**

Sessa Capital

Unaligned, Illogical Executive Compensation

- **Excessive Compensation**: AHP's CEO Monty Bennett receives **full-time pay for a part tim**
- CEO Monty Bennett received direct compensation from AHP of **$2.4 million** in stock gran this multi-million dollar payday, he received many other paychecks. CEO Bennett also ser
  - AHT CEO - Compensation of **$6.9 million** in stock and cash in 2014
  - AINC CEO - Stock awards of approximately **$3.6 million** in 2014
  - Chairman and General Partner of AINC Hedge Fund – **Compensation undisclosed**
  - Remington CEO – **Compensation undisclosed**
- A single CEO role is challenging enough for any one individual, but **four CEO** roles along w fund is highly unusual and raises questions about his ability to adequately discharge his d AHP.

Chairman Bennett is Double Dipping Across the Ashford Structure

Sessa Capital

Termination Fee: A Golden Parachute By Another N

AHT was the sole public Ashford entity, prior to the AHP spin. AHT's change in control payme Bennett, his father and <u>all named executive officers</u> were just **$40 million**, but now AHP and trigger an estimated **$400+ million in termination fee** payments, according to management. **and his family would be the indirect but primary beneficiaries of the $400+ million**



$500,000
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
AHT pre-spin (1)
AHP Termination 'for underpeformance' + AHT change of control payments (2)
AHP + AHT Termination Fee (3)

$

$200+
Paracl
fami
AHT
appı

1) AHT change in control payments from 2013 proxy
2) Per original AHP advisory agreement and prior to AINC spin, and AHT change of control payments from 2014 proxy
3) Per Oct 20 disclosure, may be larger today

* On a fully
basis pro f
Remington

Sessa Capital

Neutered Board and No Executive Accountability

- **The Board can't fire the CEO**: Through the advisory agreement, the Board has relinquish
  CEO. The advisory agreement goes so far as to make it impossible to relieve the CEO of h
  abrogates a fundamental power of the AHP Board: oversight of management. Since AIN(
  by Chairman Bennett, he essentially oversees himself.

- **Overlapping, Interlocking Management**: The CEO, President, COO, and General Counsel
  the same management roles at AINC.

- **Incentive Fee for Losing Money – Opposite of a Claw Back**: AINC receives a stock price b
  from AHP that can trigger a payment even in a year such as 2015 where shareholders suf
  loss. Further, there is no "high-water mark" which is customary for incentive fees.

- **Payment for Failure**: No matter how poorly the executive team performs, the only way t
  on performance is to terminate the advisory agreement which would trigger a massive pa

> **AHP's Board has tied its own hands through the excessive termination fee an
> giving away its oversight powers. Conversely, AINC makes out well in all scen
> AHP shareholders do not**

1) "if the Board of Directors ever elects to appoint officers of the Company other than those provided by the Advisor, the person appointed as t
the Advisor shall be deemed the "Designated Chief Executive Officer" of the Company and shall have customary responsibilities and authority c

Sessa Capital

AHP Board Overview

- AHP's external manager structure places enhanced oversight burdens on the 5 "independ
because all of the officers and employees are conflicted due to their dual role as AINC an
and because virtually every decision made by this Board involves conflicts. Lacking the al
conflict-free advice from company officers on major decisions, the Board must deploy ext

- Despite this challenge, we believe only one of the "independent directors" has ever serve
independent director at a non-Ashford, US public company. Instead, AHP's directors all ha
to Chairman Bennett and were designated as directors by AHT while AHP was wholly owr

- The result has been conflict decisions approved by the Board that have benefited AINC at

  - Actions relating to hotel acquisitions and divestitures
  - Approval of the Proxy Penalty
  - Approval of the Penny Preferred
  - Approval of the AINC stock purchase
  - Expansion and Increase of the termination fee
  - Seeding of AINC and Chairman Bennett's hedge fund

Sessa Capital

Conflicted Board: Political 'Mixed Agendas'

- Directors Carter and Rinaldi both served in the Texas House of Representatives and received substantial Chairman Bennett, including $10,000 in contributions to Rinaldi while serving on the AHP Board:

  - Director Rinaldi received $20,000 from Chairman Bennett, making him a top individual (non-family) contributions were made while Rinaldi was serving on AHP's Board. Chairman Bennett has been eng the Tarrant Regional Water District (TRWD) for two decades in a personal battle relating to his famil Rinaldi also filed a lawsuit against the TRWD and according to the *Fort Worth Star Telegram*:

    - (Lead plaintiff Kyev) *"Tatum said that Monty Bennett, a wealthy Dallas landowner, supports Bennett, who helped finance Basham's and Kelleher's campaigns, is also suing the water dist*

- Director Carter received $10,000 on 8/2/12 and $5,000 on 6/30/13. Chairman Bennett was a top indivi campaigns, leading the *Dallas Morning News* editorial board to write:

  "Carter, 35, entered the race for Texas Railroad Commission last year but pulled out in October to pu House. The next month, she was named to the board of, and received stock in, a real estate corporat **Montgomery Bennett, is a major donor** *to her and to a political action committee that has funded (local school bond elections.* **The association causes us to wonder about agendas.**"[2]

> **Neither Carter nor Rinaldi – both political cronies of Chairman Bennett – has public board experience. They are the wrong choice for rigorous oversigh**

1) http://www.star-telegram.com/news/local/community/fort-worth/article3842836.html
2) http://www.dallasnews.com/opinion/editorials/20140206-editorial-we-recommend-koop-in-gop-race-for-texas-house-district-102.ece

Sessa Capital

Conflicted Board: Personal and Financial Connectio

- The other non-AINC directors also have relationships that challenge true independence:

  - **Director Murphy: Financial Conflicts** – Provided substantial professional services to AHP's former parent AH executives with AHP as well. Director Murphy's business earned a $400k fee of which $100k was paid to Mr RiskMetrics previously deemed Murphy an "Affiliated Outsider" at AHT rather than a true independent direc age, he is ineligible for re-election without a bylaws waiver. He has no US public company board experience It is time for a change.

  - **Director Strong: Personal Conflicts** – Strong and Bennett appear to both be graduates of Memorial High Sch 1984, which would represent a relationship dating back 30 years. Strong has no other public company board

  - **Director McWilliams: Past Financial Connections** – Was CEO of CNL Real Estate Advisors and a longtime executive of other CNL entities. CNL Hotels & Resorts, an affiliated REIT, sold a $465 million portfolio to AHT. His experience as CEO of Trustreet gives us no comfort. Trustreet shareholders earned 15% in total return during his tenure as CEO from its post-merger listing date of 2/25/2005, whereas the Dow Jones REIT Index resulted in 67% in total shareholder return during that time.



2005   2006

Relative price chart (base = 100) of Dow Jones Equity REIT In Properties, prior to completion of sale to GE Capital

> **Shortage of public board experience combined with personal and financi relationships make these directors the wrong choice for rigorous oversigh**

Sessa Capital

Conflicted Board: Special Rights for Chairman Benr

AINC, controlled by Chairman Bennett, **has special Board rights**. As long as it is Advisor, AIN(
(enshrined in AHP's Articles) to nominate 2 of AHP's 7 directors. These two directors have be
Monty Bennett and President Douglas Kessler since inception.

Chairman Bennett – Mr. Bennett is not fully committed to AHP due to his conflicting chairma
executive roles, and ownership cross holdings. Governance checks and balances have been g
extent that the only person that can fire AHP CEO Bennett is Bennett himself, wearing his AI

Director Doug Kessler – Kessler is an officer at AINC, AHT, and AHP and reports to Chairman
role. Having a subordinate as an AHP director essentially hands Chairman Bennett 2 of 7 vot
Chairman's gavel.

> AINC dominates AHP through the advisory agreement and the appointment (
> employees and officers. The Board must enforce oversight, but 30% of the Bo
> filled by AINC executives. AINC executives are the wrong choice for rigorous ov

Sessa Capital

Conflicted Board – Committee Specific Failures

Governance Committee Members: Directors Carter and Strong

- Approved the Proxy Penalty with entrenchment characteristics worse than a staggered board. Did no approval.

- Approved issuance of Penny Preferred creating special voting rights for insiders. Did not seek shareh

- Undermined intent of shareholder-approved opt out from Maryland Unsolicited Takeover Act Statute Penalty the following month.

Compensation Committee Members: Directors Murphy, Rinaldi, and Strong

- Committee Chair Rinaldi received political donations from CEO Bennett for his campaign for elected

- Approved excessive executive compensation for part-time CEO, President, CFO and Executives.

- We believe Director Strong has had a 30 year connection to Chairman Bennett.

> **Members of the Governance and Compensation Committees have heightened responsibility and have failed at rigorous oversight**

Sessa Capital

It is Time to Stop Shareholder Value Destruction

Our nominees are independent, have significant relevant experience, and will put shareholde
Chairman Bennett's.

- AHP's conflicted Board either cannot or will not stop Chairman Bennett's self-enriching approach to
- Only wholesale Board change can stop the bleeding of AHP shareholders

> **A Board with a majority of directors who are not handpicked by Chairma
> Bennett is needed to serve as an appropriate counterweight. The Board
> must protect shareholder interests and provide rigorous oversight**

Sessa Capital



